Exhibit 2

Rachel Picard (Chair of the Board of Directors), Megan Clarken (CEO)

Criteo S.A. (“Criteo”)

32, Rue Blanche

75009 Paris

London, 22 February 2024

Dear Rachel and Megan,

We have recently added to our shareholding. Petrus Advisers now control 5.5% of the company. After deliberating with you, we are writing to propose change:

Criteo has what it takes to become an Ad-tech market leader – in Targeting, Retargeting and the emerging Retail Media space. We are buying into the vision you laid out to manage this transition. We are focused on human capital and supportive of your investment in people. However, Google’s phasing out of third-party cookies creates uncertainty which has been weighing on the equity story.

During the Q3 2023 earnings call, you slashed your 2025 net revenue1 target of $1.4 billion and today broker consensus sits at c. $1.1 billion2, implying an Adj. EBITDA shortfall of some $100 million3. This abrupt measure continues to frustrate market participants: Criteo’s share price dropped by 12% on earnings day to $24.644, vs. a June 2021 peak of $45.455 and average broker price target of $40.23 before the warning6. In the 3 months since then your average broker price target has come down to c. $367. No one sees relevant upside.

This episode demonstrates the challenges of designing, executing and communicating a business model transformation for a complicated, listed, small Ad-tech company. The communication chosen by the team was least-in-class. The corporate structure of Criteo (HQ in Paris, listed on NASDAQ) remains unchanged and has resulted in the current situation: (i) no real French followership, (ii) only few but large investors who can stomach your complexity and (iii) the unsatisfactory illiquidity of the stock.

While the top 10 holders currently own more than two thirds of the company and you have a big buyback, Criteo’s stock performance is not reflective of the business’ underlying performance and growth outlook. The company continues to be vulnerable to opportunistic approaches by strategic and/or financial buyers who understand the value potential and are not too worried by the cookie deprecation.

We therefore demand that Criteo:

(i)	prepare an investor day ASAP to explain the Retail Media strategy and a new mid-term plan;

(ii)	accelerate the existing share buyback by means of a substantial self-tender of up to $150 million;

(iii)	no later than Q4 2024, initiate a comprehensive strategic review, including to evaluate all ownership options;

(iv)	refresh the Board of Directors by adding independent candidates whom we will propose, with the aim of strengthening capital markets acumen and industry experience.

Criteo must not remain ‘Lost in transition’ for all times. Standing by and watching the stock fluctuate like a branch in the waves of the ocean does not deliver any acceptable reward for being invested in Criteo.

Sincerely,

Klaus Umek	Till Hufnagel
Managing Partner	Partner

[1]	Refers to Contribution Ex TAC.

[2]	Contribution Ex TAC 2025E broker consensus as of 21 February 2024, as per Factset data.
[3]	Compared to the implied Adj. EBITDA target disclosed at the 2022 investor day. Delta based on the mid-point of the Adj. EBITDA margin 2025E target range of 28-32%, applied to the $1.4 billion Contribution Ex TAC 2025E target, vs. the current consensus EBITDA 2025E expectation, as per Factset data.
[4]	Close price as of 2 November 2023, as per Factset data.
[5]	Close price as of 29 June 2021, as per Factset data.
[6]	Average broker price target as of 1 November 2023, as per Factset data.
[7]	Average broker price target as of 21 February 2024, as per Factset data.

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Petrus Advisers Ltd, Company Number 08288908 is a company incorporated as private limited by shares, having its registered office situated in England and Wales with the registered office address of 8th Floor, 6 New Street Square, New Fetter Lane, London EC4A 3AQ. Petrus Advisers Ltd is Authorised and Regulated by the Financial Conduct Authority.